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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~000102~~

24582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING __DECEMBER 31, 2003__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GARY HOCH AGENCY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___630 ELMWOOD AVENUE___
(No. and Street)

___BUFFALO___   ___NEW YORK___   ___14222-1888___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___GARY A. HOCH___   ___716-881-1975___
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KIEFER ERNEST J.___
(Name – if individual, state last, first, middle name)

___15 FELBER LANE___   ___DEPEW___   ___NEW YORK___   ___14043-4136___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___GARY A. HOCH___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GARY HOCH AGENCY, INC.___, as of ___DECEMBER 31___, 20_03_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

GARY J. LINK
Notary Public, State of New York
Qualified in Erie County
My Commission Expires _3 - 31 - 2007_.

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *NA*
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY HOCH AGENCY, INC.

FINANCIAL STATEMENTS

AND

ADDITIONAL INFORMATION

Years ended December 31, 2003 and 2002

Ernest J Kiefer CPA - Buffalo, New York

CONTENTS

Report of Certified Public Accountant

Financial statements:

Statements of financial position

Statements of operations and retained earnings

Statements of cash flows

ERNEST J KIEFER

Certified Public Accountant

15 Felber Lane
Depew, New York 14043-4236
Phone: (716) 681-9463

February 23, 2004

To the Board of Directors and Stockholders
Gary Hoch Agency, Inc.
Buffalo, New York

I have audited the accompanying statements of financial position of Gary
Hoch Agency, Inc. as of December 31, 2003 and 2002 and the related statements
of operations, retained earnings and cash flows for the years then ended.
These financial statements are the responsibility of the stockholder. Our
responsibility is to express an opinion on these financial statements based
on our audits.

I conducted the audit in accordance with generally accepted auditing
standards. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free
of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that the audits provide a
reasonable basis for our opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Gary Hoch Agency,
Inc. as of December 31, 2003 and 2002, the results of its operations and its
cash flows for the years ended in conformity with generally accepted
accounting principles.

The accompanying additional information has been subjected to the tests
and other auditing procedures applied in the examination of the financial
statements mentioned above. In my opinion, such information is fairly
presented in all material respects in relation to the financial statements
taken as a whole although it is not necessary for a fair presentation of
financial position and results of operations.

Certified Public Accountant

Ernest J Kiefer CPA - Buffalo, New York

GARY HOCH AGENCY, INC.
STATEMENTS OF FINANCIAL POSITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 6,708.61	$ 4,405.86
Investments at market value:		
Cost 2003 $46,100.00; 2002 $79,121.85		
Marketable securities	18,900.00	39,004.00
Funds		203.95
NASDAQ warrants	20,100.00	20,100.00
Property and equipment, at cost:		
Equipment	60,498.70	50,814.30
Leasehold improvements	20,695.81	20,695.81
	$ 81,194.51	$ 71,510.11
Accumulated depreciation	79,560.91	68,080.47
	$ 1,633.60	$ 3,429.64
Purchased insurance accounts, at cost $12,052		
less amortization	6,430.06	7,233.06
TOTAL ASSETS	$ 53,772.27	$ 74,376.51

LIABILITIES AND STOCKHOLDER EQUITY	2003	2002
Due to insurance companies	$ 418.00	$
Pension payable		9,609.00
Accounts payable	746.00	
STOCKHOLDER EQUITY:		
Capital stock, 200 no par shares authorized,		
Issued 100 shares	$ 50,000.00	$ 50,000.00
Retained earnings	2,608.27	14,767.51
TOTAL STOCKHOLDER EQUITY	$ 52,608.27	$ 64,767.51
	$ 53,772.27	$ 74,376.51

GARY HOCH AGENCY, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years ended December 31, 2003 and 2002

	2003	2002
REVENUE:		
Commissions from mutual funds	$ 99,119.77	$ 103,514.14
Insurance commissions	212,205.16	185,774.92
Investment and interest income (loss)	9,856.93	(18,940.56)
TOTAL REVENUE	$ 321,181.86	$ 270,348.50
COSTS AND EXPENSES:		
Wages, payroll taxes and benefits	$ 163,307.64	$ 157,227.70
Commissions	10,045.00	648.30
Outside help	12,575.00	12,000.00
Advertising	5,428.40	5,084.95
Sales promotion	2,906.49	3,477.30
Entertainment	6,272.14	4,936.07
Vehicle	6,480.04	6,256.70
Motor vehicle registration, accident prevention fees	7,620.94	7,207.26
Rent	19,200.00	19,200.00
Utilities and maintenance	7,107.22	6,587.68
Regulatory fees	2,636.80	2,023.80
Office supplies and postage	7,970.54	7,659.82
Maintenance agreements	6,463.51	6,686.71
Telephone	3,915.77	3,393.44
Printing	790.95	1,319.44
Insurance	4,786.09	5,048.82
Subscriptions	734.28	1,016.69
Seminars	1,098.00	5,808.59
Depreciation and amortization	12,283.44	12,508.68
Interest and bank fees	768.83	688.63
Professional	850.02	926.10
	$ 283,241.10	$ 269,706.68
Net income before taxes	$ 37,940.76	$ 641.82
New York state franchise tax	100.00	100.00
NET INCOME	$ 37,840.76	$ 541.82
Retained earnings beginning of year	14,767.51	24,225,69
Less dividends	(50,000.00)	(10,000.00)
RETAINED EARNINGS END OF YEAR	$ 2,608.27	$ 14,767.51

Ernest J Kiefer CPA - Buffalo, New York

GARY HOCH AGENCY, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 311,324.93	$ 290,669.06
Cash paid to suppliers and employees	(278,633.83)	(246,935.37)
Investment and interest income (loss)	9,856.93	(18,940.56)
Interest paid	(768.83)	(688.63)
Taxes paid	(100.00)	(100.00)
Net cash from operating activities	$ 41,679.20	$ 24,004.50
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	$ (9,684.40)	$ (9,120.64)
Net cash from investing activities	$ (9,684.40)	$ (9,120.64)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	$ (50,000.00)	$ (10,000.00)
Sale of securities	31,032.37	
Purchase of securities	(1,100.89)	(20,232.24)
Adjustment to market	(9,623.53)	19,172.80
Net cash from financing activities	$ (29,692.05)	$ (11,059.44)
NET INCREASE IN CASH	$ 2,302.75	$ 3,824.42
Cash at beginning of year	4,405.86	581.44
CASH AT END OF YEAR	$ 6,708.61	$ 4,405.86
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 37,840.76	$ 541.82
Adjustments to reconcile net income to net cash provided by operating activity:		
Depreciation	$ 11,480.44	$ 11,705.68
Amortization	803.00	803.00
Changes in assets and liabilities:		
Accounts receivable		1,380.00
Accounts payable	(8,445.00)	9,574.00
Total adjustments	$ 3,838.44	$ 23,462.68
Net cash from operating activities	$ 41,679.20	$ 24,004.50

For purposes of this statement, all highly liquid debt instruments purchased with a maturity of three months or less are considered cash investments.

Ernest J Kiefer CPA - Buffalo, New York

ADDITIONAL INFORMATION

GARY HOCH AGENCY, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15C 3-3

The corporation is under the K1 exemption provision of SEC rule 15C 3-3.

POSSESSION AND CONTROL REPORT

The corporation follows the requirements of Rule 15C 3-3 (d) in regard the possession and control of securities and security account records. No accounts are on margin. All broker revenue were with Mutual Funds other than investment and interest income. Insurance commissions are the result of primarily direct billings by the applicable insurance companies.

AUDITED STATEMENTS IN COMPARISON WITH X-17A-5

No material differences exist between the audited financial statements and those reported by the corporation on its X-17A-5.

SECURITIES INVESTOR PROTECTION CORPORATION

The broker-dealer is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii).

COMMISSIONS RECEIVABLE

Per the Company, no commissions receivable have to be recognized on direct deposits to mutual funds per the NASD at Cleveland, Ohio.

The accounts receivable and payables on the books are all due to amounts due from or to insurance companies, with the exception of monies in accounts payable December 31, 2003 due to an NASD audit recommendation.

Ernest J Kiefer CPA - Buffalo, New York

GARY HOCH AGENCY, INC.
COMPUTATION OF NET CAPITAL
Years ended December 31, 2003 and 2002

	2003	2002
ALLOWABLE ASSETS:		
Cash	$ 6,708.61	$ 4,405.86
Investments, net of haircut	16,065.00	33,343.07
Accounts payable	(1,164.00)	(9,609.00)
NET CAPITAL	$ 21,609.61	$ 28,139.93
STOCKHOLDER EQUITY:	$ 52,608.27	$ 64,767.51
UNALLOWABLE ASSETS:		
NASDAQ warrants	(20,100.00)	(20,100.00)
Property and equipment, net	(1,633.60)	(3,429.64)
Insurance accounts, net	(6,430.06)	(7,233.06)
	$ 24,444.61	$ 34,004.81
Less haircut	(2,835.00)	(5,864.88)
NET CAPITAL	$ 21,609.61	$ 28,139.93
Net capital required	$ 5,000.00	$ 5,000.00

Ernest J Kiefer CPA - Buffalo, New York

February 23, 2004

Gary Hoch Agency, Inc.

I have examined the X-17A-5 of Gary Hoch Agency, Inc. as of December 31, 2003 and have issued my report thereon dated February 23, 2004. As part of our examination, we reviewed and tested the system of internal control (accounting system, safeguarding of securities, accounting for securities, and resolving securities differences) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by rule 17A-5 under the Securities Exchange Act of 1934. Rule 17A-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

- 3 -

Ernest J Kiefer CPA - Buffalo, New York

Gary Hoch Agency, Inc. operated all broker-dealer business through mutual funds therefore its exposure to the above problems is minimized. The primary exposure would be in accounting that all monies received by a representative is forwarded to the appropriate mutual funds, an attempt is made to have all customer checks made out to the applicable mutual fund.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Certified Public Accountant

Ernest J Kiefer CPA - Buffalo, New York